Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2023.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on two clinical program verticals as its main inflammatory and autoimmune indications: sepsis and osteoarthritis. Additionally, the Company is seeking external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications (the “Indications”), and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic states may provide diseases resolution for these Indications, some of which are considered “unmet medical needs”.

Financial and Operational Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israeli Innovation Authority (“IIA”) and the sale of equity and equity linked securities in public and private offerings. As of June 30, 2024, we had approximately $26 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $119 million, see “—Liquidity and Capital Resources” below.

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion dollar commercial market. Within the osteoarthritis program, the Company announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. In addition to this Phase I/II trial, following receipt of the approval of the Israeli Ministry of Health (the “IMOH”) in January 2024, the Company initiated a multi-country randomized, controlled Phase I/II clinical trial evaluating AllocetraTM in patients with moderate knee osteoarthritis in early 2024. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. This Phase I/II clinical trial is expected to enroll up to 160 patients and is designed to be a multi-center, multi-country, double-blinded, placebo-controlled and statistically-powered study to evaluate efficacy as well as safety of AllocetraTM, and potentially allow the Company to design and initiate a clinical registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining a topline data readout from the randomized, controlled Phase I/II trial in up to 160 patients with moderate knee osteoarthritis by the third quarter of 2025 and from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries by the end of the third quarter of 2024.

Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology, which may result in longer clinical development cycles as foundations for regulatory approvals, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development has resulted in a substantial extension of the Company’s cash runway. Given the implementation of our reprioritization plan, the sale of our manufacturing facility in Yavne, Israel in April 2024 and the receipt of approximately $4,416 thousand of net proceeds from the May 2024 Offering (as defined below), management currently believes that our existing cash resources will be sufficient to fund our projected cash requirements through the end of 2026. Management currently expects that the Company’s existing cash and cash equivalents support the timeline for the topline data readouts from the end-stage knee osteoarthritis Phase I/II trial, the randomized, controlled Phase I/II clinical trial in knee osteoarthritis, and the randomized, controlled Phase II clinical trial in basal thumb osteoarthritis, as well as the one-year follow up for each of the foregoing trials. Additionally, management expects that our current cash and cash equivalents will continue to support additional research and development activities related to our Allocetra™ platform.

We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs

Recent Developments

IMOH Approval of Investigator-Initiated Phase I/II Trial

In June 2024, the IMOH authorized the initiation of an investigator-initiated, randomized, placebo-controlled Phase I/II trial to evaluate the efficacy, safety and tolerability of Allocetra™ following injection into patients with basal thumb joint (first carpometacarpal (CMC) joint) osteoarthritis. The investigator-initiated Phase I/II trial plans to recruit up to 46 patients and is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injection to patients with osteoarthritis of the first basal thumb joint (first CMC joint) of the target thumb who have failed conventional therapies, to identify the dose for the randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which is expected to be initiated following the completion of the safety run-in stage and selection of the safe and tolerable dose. Up to 40 patients will be randomized in a 1:1 ratio for treatment with Allocetra™ at the selected dose or placebo. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events and the efficacy endpoints will include assessments of change from baseline in pain and function for up to 12 months.

Topline Interim Data Readout

In June 2024, the Company released a positive interim data readout from a Phase I/II investigator-initiated clinical trial of Allocetra™ in patients with end-stage knee osteoarthritis who had been indicated for knee replacement surgery. In this study, patients with end-stage knee osteoarthritis are offered a single Allocetra™ injection to the knee as a potential “last resort” alternative for pain resolution and knee functionality in lieu of knee-replacement surgery. A total of nine patients have been enrolled and treated with a single Allocetra™ injection to the knee and evaluated for at least three months following treatment. Patients reported pain using a scale of zero (0, representing no pain) to ten (10, representing maximum pain).

At the three-month follow up, a substantial reduction (51%) in average reported pain was observed compared to baseline, with 89% (8/9) of treated patients reporting an improvement in their knee pain compared to their baseline pain prior to treatment, and 22% (2/9) of the patients reporting complete pain relief from an average pain level of 9 to a pain level of 0.

During the three-month period post injection of Allocetra™, only a single patient (1/9, 11%) decided to move forward with knee-replacement surgery, while 89% (8/9) of the patients decided not to proceed with such surgery. In all cases, dosing was successfully completed, and no severe related adverse events were reported following treatment.

Recruitment to the study and long-term follow up are ongoing. The study aims to enroll a total of 18 patients to be treated with a single injection of Allocetra™ to the afflicted knee. Patients are assessed for safety following dosing, and pain and function responses to treatment up to 12 months following injection.

IMOH Approval of Phase I Clinical Trial

In July 2024, the Company announced that the IMOH has authorized the initiation of a Phase I clinical trial to evaluate the safety and tolerability of Allocetra™ following injection into an affected joint in patients with psoriatic arthritis.

The trial currently plans to recruit six patients who have insufficiently responded to conventional therapies for psoriatic arthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and secondary endpoints will include assessments of change from baseline in pain and other parameters of disease activity for up to 12 months following administration of Allocetra™.

Recent Developments In Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas.

In April 2024, Israel experienced a direct attack from Iran, involving hundreds of drones and missiles launched towards various parts of the country, mostly targeting military bases. The Israeli defense systems, aided by international allies, successfully intercepted the majority of these attacks, minimizing physical damage and casualties. Additionally, Since October 2023, the Houthis, a military organization based in Yemen, have launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. Such incidents contribute to regional instability and could potentially escalate into broader conflicts with Iran and its proxies in the Middle East, affecting Israel’s political and trade relations, especially with neighboring countries and global allies. The situation remains fluid, and the potential for further escalation exists.

The ongoing war with Hamas, and the conflict with Iran and its proxies have not, to date, materially impacted our business or operations. Furthermore, we do not expect any delays to any of our clinical trials or programs as a result of such conflicts. However, we cannot currently predict the intensity or duration of Israel’s war against Hamas or the conflict with Iran and its proxies, nor can we predict how such conflicts will ultimately affect our business and operations or Israel’s economy in general.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses for the foreseeable future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are primarily attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional grants from the IIA, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical and clinical studies for, among other things, toxicology, safety and efficacy.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain of the Indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the development of our product candidates for the Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our financial position and operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase over time, as we currently expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

Other expenses, net

Other expenses, net consists of bank fees, exchange rate differences and gains and losses resulting from our investments in bank deposits and marketable securities.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024.

Share-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Preclinical and clinical trial accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

Results of Operations

Six-Months Ended June 30, 2024 Compared to Six-Months Ended June 30, 2023

The table below provides our results of operations for the six months ended June 30, 2024 and June 30, 2023:

	Six Months Ended June 30
	2024	2023
	(In thousands, except per share data) (unaudited)
Research and development expenses	$4,856	$10,211
General and administrative expenses	2,080	3,221
Loss on disposal group of assets held for sale	201
Operating loss	(7,137)	(13,432)
Finance expenses, net	(99)	(578)
Operating loss post other expenses, net	(7,236)	(14,010)
Taxes on income	-	-
Net loss	(7,236)	(14,010)

Basic loss per share	$(0.38)	$(0.76)
Diluted loss per share	$(0.38)	$(0.76)

Three-Months Ended June 30, 2024 Compared to Three-Months Ended June 30, 2023

The table below provides our results of operations for the three months ended June 30, 2024 and June 30, 2023:

	Three Months Ended June 30
	2024	2023
	(In thousands, except per share data) (unaudited)
Research and development expenses	$1,999	$5,035
General and administrative expenses	987	1,614
Loss on disposal group of assets held for sale	-	-
Operating loss	(2,986)	(6,649)
Finance expenses, net	(110)	(143)
Operating loss post other expenses, net		(6,792)
Taxes on income	-	-
Net loss	(3,096)	(6,792)

Basic loss per share	$(0.16)	$(0.37)
Diluted loss per share	$(0.16)	$(0.37)

Research and Development Expenses

For the six months ended June 30, 2024 and 2023, we incurred research and development expenses in the aggregate of $4,856,000 and $10,211,000, respectively. The decrease of $5,355,000, or 52%, in research and development expenses for the six months ended June 30, 2024 as compared to the comparable six month period in 2023 was primarily due to a $1,472,000 decrease in salaries as a result of the reduction in workforce as part of the strategic reprioritization plan, a $3,702,000 decrease in expenses for clinical studies and pre-clinical studies and purchase of materials due to a decrease in the number of AllocetraTM doses that were manufactured, and a $227,000 decrease in lease and overhead expenses.

For the three months ended June 30, 2024 and 2023, we incurred research and development expenses in the aggregate of $1,999,000 and $5,035,000, respectively. The decrease of $3,036,000, or 60%, in research and development expenses for the three months ended June 30, 2024 as compared to the second quarter of 2023 was primarily due to a $731,000 decrease in salaries as a result of the reduction in workforce as part of the strategic reprioritization plan, and a $2,414,000 decrease in expenses for clinical studies and pre-clinical studies and purchase of materials due to a decrease in the number of AllocetraTM doses that were manufactured.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses in the aggregate of $2,080,000 and $3,221,000, respectively. The decrease of $1,141,000 or 35%, in general and administrative expenses for the six months ended June 30, 2024 as compared to the comparable six month period in 2023 was primarily due to a $324,000 decrease in expense with respect to equity awards granted to directors, officers and employees, a $136,000 decrease in insurance expenses (due to a decrease in our directors’ and officer’s liability insurance premium), a $292,000 decrease in lease and overhead expense, a $116,000 decrease in professional fees related to intellectual property regulatory expenses, and a $125,000 decrease in salaries.

For the three months ended June 30, 2024 and 2023, we incurred general and administrative expenses in the aggregate of $987,000 and $1,614,000, respectively. The decrease of $627,000, or 39%, in general and administrative expenses for the three months ended June 30, 2024 as compared to the second quarter of 2023 was primarily due to a $146,000 decrease in expense with respect to equity awards granted to directors, officers and employees, a $202,000 decrease in lease and overhead expense, a $80,000 decrease in professional fees related to intellectual property regulatory expenses, a $49,000 decrease in professional fees, and a $78,000 decrease in salaries.

Loss on Disposal Group of Assets Held for Sale

During 2023, the Company adopted its strategic reprioritization plan, as described above, as part of which the Company determined to sell its manufacturing plant facility in Yavne, Israel. Therefore, the right of use of the manufacturing plant, the lease liability relating to the manufacturing plant and the leasehold improvements installed in the leased plant were classified as assets held for sale and liability held for sale (as applicable). As a result, for the year ended December 31, 2023, we recognized a loss of $4,244,000 on the group of assets held for sale. For the first half of 2024, we recorded an additional $201,000 loss on the group of assets held for sale.

In September 2021, we entered into a lease agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with related equipment, and assign the lease agreement. On March 31, 2024, we entered into a sale agreement with a purchaser, pursuant to which the purchaser agreed to acquire such equipment and assume all of our obligations under the lease agreement, effective as of April 1, 2024. The 13.0 million NIS (approximately $3.5 million) aggregate purchase price payable to the Company, which is payable in installments, consists of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Under the sale agreement, title to the equipment will transfer to the purchaser only upon full payment of the total purchase price, but risk of loss to the equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding purchase price at a 4% discount, or (ii) a portion of the remaining outstanding purchase price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the purchase price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

Operating Loss

Due to a decrease in research and development expenses and a decrease in general and administrative expenses for the six and three months ended June 30, 2024, our operating loss was $7,137,000 and $2,986,000, respectively, representing a decrease of $6,295,000 and $3,663,000, or 47%% and 55%, respectively, as compared to our operating loss of $13,432,000 and $6,649,000 for the six and three months ended June 30, 2023, respectively. This decrease resulted primarily from a decrease in research and development expenses, including expenses relating to conducting studies and trials, and a decrease in salaries as a result of the reduction in workforce as part of the strategic reprioritization plan, in each case as described above.

Finance expenses, net

Finance expenses, net consists of the following:

●	Interest earned on our cash and cash equivalents and bank deposits; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar.

For the six and three months ended June 30, 2024 and 2023, we recorded finance expenses, net of $99,000, $110,000, $578,000 and $143,000 respectively. The decrease of $479,000, or 83%, in finance expenses, net for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 was primarily due to $540,000 of interest income earned on cash equivalents and bank deposits in 2024, as compared to $884,000 in 2023, offset by a loss of $639,000 resulting from foreign exchange currency fluctuations on cash and cash equivalents in 2024 as compared to a loss of $1,458,000 in 2023.

The decrease of $33,000, or 23%, in finance expenses, net for the three months ended June 30, 2024 as compared to the three months ended June 30, 2023 was primarily due to $265,000 interest income on bank deposits in 2024 as compared to $422,000 in 2023, offset by a loss of $375,000 resulting from foreign exchange currency fluctuations on cash and cash equivalents in 2024 as compared to $558,000 in 2023.

Net Loss

For the six and three months ended June 30, 2024 and 2023, our net loss was $7,236,000, $3,096,000, $14,010,000 and $6,792,000, respectively, representing a decrease of $6,774,000 and $3,696,000, or 48% and 54%, respectively, as compared to our net loss for the comparable prior year periods.

This decrease resulted primarily from a decrease in clinical and pre-clinical studies, material consumption and salaries, and from an increase in finance income, net.

Cash Flows

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

For the six months ended June 30, 2024 and 2023, net cash used in operations was $6,307,000 and $12,807,000, respectively. The decrease in net cash used in operations for 2024 was primarily due to a decrease in payments to suppliers, service providers and employees as result of a decrease in payroll and insurance expenses, as well as a decrease in research and development expenses, mainly from decreased clinical and pre-clinical study expenses.

For the six months ended June 30, 2024 and 2023, net cash provided by (used in) investing activities was $4,304,000 and $(34,048,000) respectively. The increase in net cash provided by investing activities for 2024 as compared to 2023 resulted primarily from a net release of investments in bank deposits of $4,138,000 in 2024 as compared to a net investment in bank deposits of $33,930,000 in the comparable prior year period.

For the six months ended June 30, 2024 and 2023, net cash provided by financing activities was $4,943,000 and $360,000, respectively. This increase in cash provided by financing activities for 2024 as compared to 2023 resulted primarily from net proceeds of $4,416,000 from issuance of ordinary shares and warrants in the May 2024 Offering (as defined below) and from net proceeds of $527,000 from our issuance of ordinary shares under the ATM Agreement (as defined below), as compared to net proceeds of $360,000 from our issuance of ordinary shares under the ATM Agreement in the comparable prior year period.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of June 30, 2024, we had an accumulated deficit of approximately $119.3 million and working capital (current assets less current liabilities) of approximately $25.7 million. We expect to incur losses from operations for the foreseeable future.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2026. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

Other than under our ATM Agreement, we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

ATM Agreement

On December 30, 2022, we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During the six months ended June 30 2024, we received aggregate net proceeds of approximately $527,000 from the sale of 180,707 ordinary shares under the ATM Agreement.

May 2024 Financing

On May 27, 2024, we entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “May 2024 Offering”) of (i) 2,060,000 of our ordinary shares, (ii) pre-funded warrants to purchase up to 1,511,429 ordinary shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 ordinary shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 ordinary shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per ordinary share and the associated Investor Warrants, each to purchase one ordinary share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one ordinary share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264561) and a related base prospectus, together with the related prospectus supplement, dated as of May 27, 2024, filed with the SEC.

Each Investor Warrant has an exercise price of $1.40 per ordinary share and is immediately exercisable. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following our public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following our public announcement of our filing with the U.S. Food and Drug Administration (the “FDA”) for approval for AllocetraTM’s osteoarthritis related indication. Each Pre-Funded Warrant has an exercise price of $0.001 per ordinary share, is immediately exercisable and may be exercised at any time and has no expiration date. The Investor Warrants and the Pre-Funded Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder. None of the Pre-Funded Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 9.99% immediately after exercise thereof.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the May 2024 Offering, and in consideration therefor we agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 of our ordinary shares pursuant to the above noted registration statement. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 of our ordinary shares and Series B Warrants to purchase 125,000 of our ordinary shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per ordinary share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the May 2024 Offering and 60 days following the public announcement of our filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. The net proceeds from the May 2024 Offering were approximately $4,416 thousand after deducting Wainwright’s fees and other offering expenses. We intend to use the net proceeds from the May 2024 Offering for working capital and other general corporate purposes.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in the NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.